ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230
Announcement to the Market
Senior Notes

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general that it priced the issue of senior notes maturing in January 2023 in the amount of US$ 1 billion at a fixed rate of 2.9% (“Notes 2023”) and senior notes maturing in January 2025 in the amount of US$ 500 million at a fixed rate of 3.25% (“Notes 2025”). For both notes, the offer price was 100% of their face value, which will result in an annual return to investors of 2.90% for the Notes 2023 and 3.25% for the Notes 2025. The company will use funds raised from the Notes for general corporate purposes.
The Issue is not subject to registration rules with the Securities Exchange Commission (SEC), in compliance with the U.S. Federal law “Securities Act of 1933” (Securities Act), or to registration with the Brazilian Securities and Exchange Commission (CVM), in Brazil, in compliance with applicable law and regulations.
The Notes were offered to qualified institutional buyers only, as defined by Rule 144A of the Securities Act, and to non-U.S. persons outside the U.S. territory under Regulation S of the Securities Act.
This announcement to the market should not be construed as an offer to sell or a request to buy the Notes, and the Notes should not be sold in any jurisdiction where this offer, request or sale is illegal.

São Paulo (SP), January 17, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations